

Mail Stop 4628

August 13, 2015

Via E-mail
Charles M. Sledge
Senior Vice President and Chief Financial Officer
Cameron International Corporation
1333 West Loop South, Suite 1700
Houston, TX 77027

> **Re: Cameron International Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2015**
> **Filed July 24, 2015**
> **File No. 001-13884**

Dear Mr. Sledge:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

General

1.   You state on page 4 of the 10-K that you have a venture with Schlumberger Limited. Schlumberger Limited's 2014 10-K describes Schlumberger's operations in Sudan as late as the fourth quarter of 2014. The Schlumberger website provides contact information for a Schlumberger regional office covering Syria.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, since your letter to us dated January 25, 2013, whether through subsidiaries, distributors, partners, customers, ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 26

3.   We note that you provide a discussion of segment information based on the business segments identified during the fourth quarter of 2014. Please revise your disclosure to quantify underlying activities that generated income statement variances for each period presented. For example, your discussion of the Subsea Segment for 2014 states that improvements in segment operating income before interest and income taxes as a percent of revenues were due to better margin performance on large subsea projects and cost control efforts. However, your disclosure does not appear to quantify the impact of the causal factors cited. Refer to Item 303(a)(3) of Regulation S-K and, for further guidance, Section III.D of SEC Release 33-6835. Include an example of your revised disclosure in your response.

Notes to Consolidated Financial Statements

Note 16. Business Segments, page 75

4.   We note that you changed your reportable segments to Subsea, Surface, Drilling, and Valves & Measurement in the fourth quarter of 2014. Please expand your disclosure to address the factors used to identify your reportable segments and to state whether any of your operating segments have been aggregated. Refer to FASB ASC 280-10-50-21. In

addition, it appears that you are now disclosing operating income before interest and income taxes for each segment. Tell us whether this represents a change in the measure of profit or loss for each segment presented pursuant to FASB ASC 280-10-50-22.

5.   Please revise to disclose revenues from external customers for each product and service or each group of similar products and services. As part of your response, please describe the similarities and differences between the products and services presented as a group. Refer to FASB ASC 280-10-50-40.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

6.   Disclosure in your Form 10-Q refers to diluted earnings from continuing operations per share absent certain unusual amounts which appears to be a non-GAAP measure. However, it does not appear that you have included a reconciliation to the most directly comparable GAAP-basis measure. Revise your disclosure to comply with Item 10(e)(i)(B) of Regulation S-K.

7.   You make reference to a measure of revenues minus cost of sales, excluding depreciation and amortization, divided by revenues (i.e., "gross product margins") on page 23 of your filing. The presentation of a measure of income before depreciation does not appear to be appropriate. Revise your disclosure accordingly. Refer to SAB Topic 11B.

Notes to Consolidated Condensed Financial Statements

Note 3. Other Costs (Gains), Net, page 8

8.   We note that you recorded a goodwill impairment charge during the six month period ended June 30, 2015 related to your Process Systems reporting unit. We also note that the fair value of this reporting unit was determined to be higher than its carrying value as of December 31, 2014. Describe the assumptions used to test for impairment that resulted in the goodwill impairment charge recorded during 2015 compared to those related to the impairment testing performed during the fourth quarter of 2014. As part of your response, tell us whether the goodwill impairment testing performed in 2015 resulted in the identification of other reporting units deemed to be at risk of impairment. Refer to FASB ASC 350-20-35.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources